UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60141/June 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13476

In the Matter of	:
	:
	: ORDER MAKING FINDINGS AND
NANOSIGNAL CORP., INC.	: REVOKING REGISTRATIONS BY
(N/K/A NANO GLOBAL, INC.),	: DEFAULT
NETVOICE TECHNOLOGIES CORP.,	:
THE NEW ANACONDA CO.,	:
NEWCOM INTERNATIONAL, INC.	:
(N/K/A SINO EXPRESS TRAVEL LTD.), and	:
NEWKIDCO INTERNATIONAL, INC.	:

On May 21, 2009, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Each Respondent was served with the OIP by May 28, 2009, and informed that the Division of Enforcement's files were ready for inspection and copying. No Respondent filed an Answer to the OIP, participated in the telephonic prehearing conference on June 16, 2009, or otherwise defended the proceeding. Accordingly, I find that each Respondent is in default and that the following allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Respondents

Nanosignal Corp., Inc. (n/k/a Nano Global, Inc.) (Nanosignal), Central Index Key (CIK) No. 1116677, is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Nanosignal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of over $29 million since its August 21, 1987, inception. As of May 18, 2009, Nanosignal's stock (symbol NNGB) was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NetVoice Technologies Corp. (NetVoice), CIK No. 1103062, is a permanently revoked Nevada corporation located in Irving, Texas, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). NetVoice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of over $15.5 million for the prior six months. As of May 18, 2009, NetVoice's stock (symbol NTVTQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The New Anaconda Co. (New Anaconda), CIK No. 1106250, is an expired Utah corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Anaconda is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of over $41 million since its January 1, 1993, inception. As of May 18, 2009, New Anaconda's stock (symbol NANA) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NewCom International, Inc. (n/k/a Sino Express Travel Ltd.) (NewCom), CIK No. 1058553, is a Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NewCom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of over $1.8 million since its September 12, 1996, inception. As of May 18, 2009, NewCom's stock (symbol SXPT) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NewKidCo International, Inc. (NewKidCo), CIK No. 1005690, is a New Brunswick, Canada, corporation located in Saint Johns, New Brunswick, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NewKidCo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of over $11 million for the prior twelve months. As of May 18, 2009, NewKidCo's stock (symbol NKCIF) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Delinquent Periodic Flings

All Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K, if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Nanosignal Corp., Inc. (n/k/a Nano Global, Inc.), NetVoice Technologies Corp., The New Anaconda Co., NewCom International, Inc. (n/k/a Sino Express Travel Ltd.), and NewKidCo International, Inc., are revoked.

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Brenda P. Murray
Chief Administrative Law Judge